UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 August 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP

Exchange release

28 August 2026

Notice of Dividend Currency Exchange Rate (South African Rand) – Final Dividend

On 18 August 2026, the Board of BHP determined to pay a final dividend of 99 US cents per share for the full year ended 30 June 2026.

The currency exchange rate applicable for the final dividend payable in South African cents to shareholders on the BHP Group Limited South African branch register, in accordance with the JSE Listings Requirements, is based on the average rate on 27 August 2026 and is set out below:

Dividend 99 US cents per ordinary share	Exchange rate	Dividend per ordinary share in local currency
South African cents	15.96480	1,580.51520

The exchange rates applicable to the BHP dividend being paid in other currencies will be based on the foreign currency exchange rates on a single day or an average period of days ending on or before the dividend Record Date, being 4 September 2026. The applicable foreign currency exchange rates will be announced to the market on 7 September 2026.

The dividend will be paid on Wednesday, 23 September 2026.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

NOTE: Additional information required by the JSE Listing Requirements

1.	The divided per ordinary share in local currency in the table above is stated as a gross dividend.

2.

The dividend should be regarded as a ‘foreign dividend’ for the purposes of South African income tax and South African dividends tax (Dividend Tax). Payment of the dividend to shareholders on the BHP Group Limited South African branch register will be made from the United Kingdom.

3.

Dividend Tax will be withheld from the amount of the gross final dividend paid to shareholders on the BHP Group Limited South African branch register at the rate of 20 per cent, unless a shareholder qualifies for an exemption.

4.	After the Dividend Tax has been withheld, the net dividend will be 1,264.41216 South African cents per ordinary share.

5.	BHP Group Limited had a total of 5,081,391,706 ordinary shares in issue at the dividend determination date of 18 August 2026.

6.	The dividend will be paid out of retained earnings.

7.

For the avoidance of doubt, Dividend Tax, and therefore the information provided in this announcement, is only of direct application to shareholders on the BHP Group Limited South African branch register.

Shareholders holding dematerialised shares in Computershare Nominees should direct all queries in relation to the final dividend including queries relating to the Dividend Tax to:

BHP Group Limited Branch Registrar and Transfer Secretary

Computershare Investor Services (Pty) Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

2196

South Africa

Private Bag X9000

Saxonwold

2132 South Africa

Telephone +27 11 370 5000 or 086 110 0634 (within South Africa) on weekdays between 8:00am and 4:30pm (SAST).

Email: web.queries@computershare.co.za

Shareholders holding dematerialised shares through STRATE should contact their Central Securities Depository Participant (CSDP) or stockbroker in case of all queries in relation to the final dividend including queries relating to Dividend Tax.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Gabrielle Notley	Adam Sanderson
+61 411 071 715	+44 7884 735 515

North America	Americas
Megan Hjulfors	Li Hua
+1 403 605 2314	+1 647 828 9830

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 28, 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary